SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                             to                              .

Commission file number 0-12385

Aaron Rents, Inc. Employees Retirement Plan and Trust

Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON RENTS, INC

309 E. PACES FERRY ROAD, N.E.

ATLANTA, GA 30305-2377

This report contains a total of 12 sequentially numbered pages.

Exhibit Index appears on page 11.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Aaron Rents, Inc. Employees Retirement Plan and Trust

Years Ended December 31, 2004 and 2003

Aaron Rents, Inc.

Employees Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule of Assets (Held at End of Year)

Report of Independent Auditors

Employee Benefits Committee

Aaron Rents, Inc. Employees Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Aaron Rents, Inc. Employees Retirement Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

June 27, 2005

Atlanta, GA

Aaron Rents, Inc.

Employees Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$19,880,751	$14,617,788
Contributions receivable:
Employer	19,413	9,695
Participant	63,577	31,035
Net assets available for benefits	$19,963,741	$14,658,518

See accompanying notes.

Aaron Rents, Inc.

Employees Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

	Year ended December 31
	2004	2003
Additions to net assets attributed to:
Interest and dividend income	$269,716	$98,267
Contributions:
Participant	1,803,195	1,615,248
Employer	552,383	482,195
	2,625,294	2,195,710
Net appreciation in fair value of investments	3,897,851	2,420,554
Total additions	6,523,145	4,616,264

Deductions from net assets attributed to distributions	(1,217,922)	(1,438,482)
Net increase	5,305,223	3,177,782
Net assets available for benefits at beginning of year	14,658,518	11,480,736
Net assets available for benefits at end of year	$19,963,741	$14,658,518

See accompanying notes.

Aaron Rents, Inc.

Employees Retirement Plan and Trust

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of Aaron Rents, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.

The Plan is a defined contribution plan covering substantially all employees of Aaron Rents, Inc. (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefit Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan agreement, determination of benefits due participants, and authorization of disbursements from the net assets available for benefits.

Participation is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income tax pursuant to Section 401(k) of the Internal Revenue Code. Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the employer during all years they have been a participant under the Plan and any other qualified retirement plan adopted by the employer; however, income taxes on this additional portion of the participant’s compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan.

Individual accounts are maintained for each participant. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. In 2004 and 2003, the Company chose to reduce its matching contribution by forfeitures of $70,512 and $41,482, respectively.

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of all Company contributions after two years of service are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.

A participant’s total account balance is payable either in a lump sum distribution or by regular periodic installments upon his or her retirement, death or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are based on the accrual basis.

Valuation of Investments

Participation units owned by the Plan in Aaron Rents, Inc. Common Stock are reported at fair value which equals the quoted market price on the last business day of the Plan year.  All other Plan investments are reported at fair value based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market values of the underlying investments.

Administrative Costs

The Company pays all administrative costs of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

	December 31
	2004	2003

Common Stock	$2,902,086	$937,343
Shares of common trust funds	995,765	1,483,211
	$3,897,851	$2,420,554

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Aaron Rents, Inc. Common Stock	$6,430,255	$3,303,479
STI Classic Balanced Fund	2,126,158	1,981,706
STI Classic Capital Appreciation Fund	1,466,135	1,324,275
SunTrust Employee Benefit Stable Asset Fund B	2,816,074	2,541,032
STI Classic Value Income Stock Fund	3,603,534	3,136,368
STI Small Cap Equity Fund	1,585,384	962,535

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Transactions with Parties-in-Interest

Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Aaron Rents Common Stock Fund held 257,209 and 164,107 shares of Aaron Rents, Inc. Common Stock valued at $6,430,255 and $3,303,479 at December 31, 2004 and 2003, respectively. The Plan received $9,882 and $4,487 in dividends from Aaron Rents, Inc. Common Stock in 2004 and 2003, respectively.

Supplemental Schedule

Aaron Rents, Inc.

Employees Retirement Plan and Trust

E.I.N. 58-0687630     Plan No. 001

Schedule H Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Aaron Rents, Inc.	Aaron Rents, Inc. Common Stock	$6,430,255

*	SunTrust Bank	Franklin Small Cap Growth Fund	849,291

*	SunTrust Bank	STI Classic Balanced Fund	2,126,158

*	SunTrust Bank	STI Classic Capital Appreciation Fund	1,466,135

*	SunTrust Bank	STI Classic US Government Securities Fund	497,308

*	SunTrust Bank	STI Classic International Equity Fund	506,612

*	SunTrust Bank	SunTrust Employee Benefit Stable Asset Fund B	2,816,074

*	SunTrust Bank	STI Classic Small Cap Equity Fund	1,585,384

*	SunTrust Bank	STI Classic Value Income Stock Fund	3,603,534
			$19,880,751

* Indicates a party-in-interest to the Plan.

Note:                   Cost information has not been included because all investments are participant directed.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron Rents, Inc. Employees Retirement Plan and Trust (Name of Plan)

Date June 29, 2005	/s/ JAMES L. CATES
	Name:	James L. Cates
	Title:	Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young	12